# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: byNordic Acquisition Corporation, CIK 0001801417
CUSIP: 124420100
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: c/o Pir 29,, Einar Hansens Esplanad 29,, Malmo, Sweden (V7), 21113
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-118873
Filed by CIK 0001009268

## Reporting persons
- D. E. Shaw & Co., L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 112,500; sole dispositive power 0; shared dispositive power 112,500; aggregate amount beneficially owned 112,500 (2.8% of the class)
  Comment: 1. The shares beneficially owned by each reporting person consists of 112,500 shares of Class A common stock issuable upon conversion of Class B common stock.
  
  2. The 2.8 percentage figure is based upon 4,060,296 shares of Class A common stock outstanding, consisting of: (i) 3,947,796 shares of Class A common stock outstanding as of November 14, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 14, 2024 and (ii) 112,500 shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by the persons making this filing.
- D. E. Shaw & Co., L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 112,500; sole dispositive power 0; shared dispositive power 112,500; aggregate amount beneficially owned 112,500 (2.8% of the class)
  Comment: 1. The shares beneficially owned by each reporting person consists of 112,500 shares of Class A common stock issuable upon conversion of Class B common stock.
  
  2. The 2.8 percentage figure is based upon 4,060,296 shares of Class A common stock outstanding, consisting of: (i) 3,947,796 shares of Class A common stock outstanding as of November 14, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 14, 2024 and (ii) 112,500 shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by the persons making this filing.
- D. E. Shaw Valence Portfolios, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 112,500; sole dispositive power 0; shared dispositive power 112,500; aggregate amount beneficially owned 112,500 (2.8% of the class)
  Comment: 1. The shares beneficially owned by each reporting person consists of 112,500 shares of Class A common stock issuable upon conversion of Class B common stock.
  
  2. The 2.8 percentage figure is based upon 4,060,296 shares of Class A common stock outstanding, consisting of: (i) 3,947,796 shares of Class A common stock outstanding as of November 14, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 14, 2024 and (ii) 112,500 shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by the persons making this filing.
- David E. Shaw: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 112,500; sole dispositive power 0; shared dispositive power 112,500; aggregate amount beneficially owned 112,500 (2.8% of the class)
  Comment: 1. The shares beneficially owned by each reporting person consists of 112,500 shares of Class A common stock issuable upon conversion of Class B common stock.
  
  2. The 2.8 percentage figure is based upon 4,060,296 shares of Class A common stock outstanding, consisting of: (i) 3,947,796 shares of Class A common stock outstanding as of November 14, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 14, 2024 and (ii) 112,500 shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by the persons making this filing.

## Item 1. Issuer
Name of issuer: byNordic Acquisition Corporation
Address of issuer's principal executive offices: c/o Pir 29, Einar Hansens Esplanad 29, Malmo, V7, 21113

## Item 2. Person Filing
Name of person filing:
D. E. Shaw & Co., L.P.
D. E. Shaw & Co., L.L.C.
D. E. Shaw Valence Portfolios, L.L.C.
David E. Shaw
Address of principal business office or, if none, residence:
The business address for each reporting person is:
Two Manhattan West
375 Ninth Avenue, 52nd Floor
New York, NY 10001
Citizenship:
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
D. E. Shaw & Co., L.P.: 112,500 shares
This is composed of 112,500 shares of Class A common stock that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon conversion of Class B common stock.

D. E. Shaw & Co., L.L.C.: 112,500 shares
This is composed of 112,500 shares of Class A common stock that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon conversion of Class B common stock.

D. E. Shaw Valence Portfolios, L.L.C.: 112,500 shares
This is composed of 112,500 shares of Class A common stock that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon conversion of Class B common stock.

David E. Shaw: 112,500 shares
This is composed of 112,500 shares of Class A common stock that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon conversion of Class B common stock.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., and by virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 112,500 shares as described above constituting 2.8% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 112,500 shares.
Percent of class:
D. E. Shaw & Co., L.P.: 2.8%
D. E. Shaw & Co., L.L.C.: 2.8%
D. E. Shaw Valence Portfolios, L.L.C.: 2.8%
David E. Shaw: 2.8%
Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.P.: 112,500 shares
D. E. Shaw & Co., L.L.C.: 112,500 shares
D. E. Shaw Valence Portfolios, L.L.C.: 112,500 shares
David E. Shaw: 112,500 shares
Sole power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 0 shares
D. E. Shaw & Co., L.L.C.: 0 shares
D. E. Shaw Valence Portfolios, L.L.C.: 0 shares
David E. Shaw: 0 shares
Shared power to dispose or to direct the disposition:
D. E. Shaw & Co., L.P.: 112,500 shares
D. E. Shaw & Co., L.L.C.: 112,500 shares
D. E. Shaw Valence Portfolios, L.L.C.: 112,500 shares
David E. Shaw: 112,500 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 3: Joint Filing Agreement, by and among the Reporting Persons, dated February 14, 2025.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (02/14/2025)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (02/14/2025)
- D. E. Shaw Valence Portfolios, L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (02/14/2025)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (02/14/2025)
Comment: Exhibit 1: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 2: Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.